                                                               EXHIBIT (g)(2)(i)

               IN THE COURT OF CHANCERY IN THE STATE OF DELAWARE
                          IN AND FOR NEW CASTLE COUNTY

------------------------------------- x
ROBIN KWALBRUN,                       :
                                      :
                  Plaintiff,          :
                                      :
         v.                           :
                                      :
HAROLD BROWN, PIERRE DES MARIAS, II,  :    C.A. No. 16228-NC
J. DENNIS BONNEY, L. DON BROWN, JAMES :
C. HUNTINGTON, JR., W. LOEBER LANDAU, :
ALLEN BORN, PAUL V. MCAVOY, ANNE      :
WEXLER, ALUMAX INC., and ALUMINUM     :
COMPANY OF AMERICA,                   :
                                      :
                  Defendants.         :
------------------------------------- x

                NOTICE OF FILING AMENDED CLASS ACTION COMPLAINT
                -----------------------------------------------

TO:  Alumax, Inc.                 Anthony W. Clark, Esquire
     All Individual Defendants    Skadden Arps Slate Meagher & Flom
     c/o Corporation Trust Co.    One Rodney Square
       1209 Orange Street         Wilmington, DE  19801
       Wilmington, DE  19801      Attorneys for Aluminum Co. of America

     PLEASE TAKE NOTICE that plaintiff herewith files the attached Amended Class Action Complaint as of right pursuant to Rule 15(a).

     In compliance with Rule 15(aa), plaintiff avers that the Amended Complaint is in full substitution for the Complaints heretofore filed on March 9, 1998.

                                  ROSENTHAL, MONHAIT, GROSS & GODDESS, P.A.
                                  By:
                                     -------------------------------------
                                     Suite 1401, Mellon Bank Center
                                     P.O. Box 1070
                                     Wilmington, DE  19899-1070
                                     (302) 656-4433
                                     Attorneys for Plaintiff

               IN THE COURT OF CHANCERY IN THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY

------------------------------------- x
ROBIN KWALBRUN,                       :
                                      :
                  Plaintiff,          :
                                      :
         v.                           :
                                      :
HAROLD BROWN, PIERRE DES MARIAS, II,  :    C.A. No. 16228-NC
J. DENNIS BONNEY, L. DON BROWN, JAMES :
C. HUNTINGTON, JR., W. LOEBER LANDAU, :
ALLEN BORN, PAUL V. MCAVOY, ANNE      :
WEXLER, ALUMAX INC., ALUMINUM         :
COMPANY OF AMERICA, and AMX           :
ACQUISITION CORP.                     :
                                      :
                  Defendants.         :
------------------------------------- x

                         AMENDED CLASS ACTION COMPLAINT
                         ------------------------------

          Plaintiff alleges upon information and belief, except for paragraphs 1 and 2 hereof, which is alleged upon knowledge, as follows:

          1. Plaintiff brings this action pursuant to Rule 23 of the Rules of the Court of Chancery as a class action on behalf of all persons, other than defendants and those in privity with them who own the common stock of Alumax, Inc. ("Alumax" or the "Company").

          2. Plaintiff has been the owner of the common stock of Alumax since prior to the transaction herein complained of and continuously to date.

          3. Alumax is a corporation duly organized and existing under the laws of the State of Delaware. The Company is an integrated aluminum company that produces and sells primary aluminum and semifabricated products as sheet, plate, extrusions and foil, and other fabricated products.

          4. Aluminum Company of America ("Alcoa") is a Delaware corporation based in Pittsburgh, Pennsylvania and is the world's largest integrated aluminum concern.

          5. Defendant AMX Acquisition Corp., ("AMX") is a Delaware corporation and a wholly owned subsidiary of Alcoa.

          6. Defendant Allen Born is Chairman of the Board and Chief Executive Officer of the Company.

          7.   Defendants Harold Brown, Pierre Des Marias, II, J. Dennis Bonney,
L. Don Brown, James C. Huntington, Jr., W. Loeber Landau, Allen Born, Paul V. McAvoy, and Anne Wexler are Directors of Alumax.

          8. The Individual Defendants are in a fiduciary relationship with Plaintiff and the other public stockholders of Alumax and owe them the highest obligations of good faith and fair dealing.

                            CLASS ACTION ALLEGATIONS
                            ------------------------

          9. Plaintiff brings this action on its own behalf and as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all common stockholders of the Company (except the defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defen dants) and their successors in interest, who are or will be threatened with injury arising from defendants' actions as more fully described herein.

          10.  This action is properly maintainable as a class action because:

          (a) The Class is so numerous that joinder of all members is impracticable. As of March 31, 1997, there were approximately 54,913,013 shares of Alumax common stock outstanding owned by hundreds, if not thousands, of record and beneficial holders.

          (b) There are questions of law and fact which are common to the class including, inter alia, the following: (i) whether defendants have breached
           ----- ----
their fiduciary and other common law duties owned by them to plaintiff and the members of the class; and (ii) whether the class is entitled to injunctive relief or damages as a result of the wrongful conduct committed by defendants.

          (c) Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of the plaintiff are typical of the claims of other members of the class and plaintiff has the same interests as the other members of the class. Plaintiff will fairly and adequately represent the class.

          (d) Defendants have acted in a manner which affects plaintiff and all members of the class alike, thereby making appropriate injunctive relief and/or corresponding declaratory relief with respect to the class as a whole.

          (e) The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of other members or substantially impair or impede their ability to protect their interests.

                            SUBSTANTIVE ALLEGATIONS
                            -----------------------

          11. Alumax is an integrated aluminum company that produces and sells primary aluminum products, semi-fabricated and fabricated aluminum products. Primary aluminum products include t-ingot, extrusion billet, slab and foundry ingot. These products are consumed by both the Company's downstream operations and third party customers. The Company's semi-fabricated products include sheet, plate, circles and blanks used for building products, transportation products, consumer durables, machinery and equipment and aluminum foil for the flexible packaging, food service, converter and pharmaceutical markets. The Company's fabricated products consist of architectural aluminum products and a wide range of products used in the construction industry.

          12. On March 9, 1998, Alumax and Alcoa announced that they had entered into a definitive merger agreement whereby Alcoa will acquire Alumax in a transaction valued at $3.8 billion. Under the terms of the transaction as presently proposed, AMX will first commence a cash tender offer for a majority and up to 27 million shares of Alumax common shares at a price of $50 per share. Following the tender offer, the second step of the proposed transaction will be a merger in which Alumax will be merged into AMX and the remaining outstanding shares of Alumax will each be converted into 0.6975 of a share of Alcoa common stock.

          13. The proposed transaction is structured to coerce the shareholders of Alumax into tendering their shares in the first step of the proposed transaction, in order to avoid the risk of receiving the uncertain consideration offered in the second step merger.

          14. On or about March 13, 1998, the Company filed with the United States Securities and Exchange Commission a Solicitation/Recommendation Statement on Schedule 14D-9 (the "14D-9") and AMX filed a Tender Offer Statement on Schedule 14D-1 (the "14D-1"). The 14D-1 and 14D-9 were mailed to

Alumax shareholders on or about March 17, 1998 and purportedly described, inter
                                                                          -----
alia, the merger transaction, the history of the negotiations between the
----
companies, the opinion of Alumax's financial advisor and certain other purportedly relevant information.


                THE 14D-9 FAILS TO DISCLOSE MATERIAL INFORMATION
                ------------------------------------------------

A.   Defendants' Failure to Shop the Company
     ---------------------------------------

          15. The 14D-1 and 14D-9 fails to disclose material information necessary for Alumax shareholders to make an informed decision. The 14D-9 is completely silent with respect to the efforts made (or not made) by the Alumax Board to comply with their fiduciary duties to solicit indications of interest or competing bids from third parties in this change of control transaction. No explanation or rationale is offered by defendants for their apparent failure to explore other strategic alternatives.

          16. Attached to the 14D-9 is a letter dated March 8, 1998 from BT Wolfensohn. Alumax's financial advisor, to the Company's Board of Directors (the "fairness opinion") opining that the proposed transaction is fair to Alumax's public shareholders from a financial point of view. The fairness opinion states: "we have not been authorized by Alumax or its Board of Directors to solicit, nor have we solicited, any alternative transactions to the Transaction."

          17. Given the lack of information provided concerning the potential value to be received in competing bids, investors are unable to properly consider the Merger because they have no way of knowing if the Merger price is low in relation to what Alumax could receive in an open market auction or, at the very least, by soliciting other bids. Defendants fail to disclose the company's purported rationale in directing its financial advisor not to conduct a formal auction of the company or at least to solicit competing bids.

B.   The Incomplete Description Of

     The Financial Advisors Analysis
     -------------------------------

          18. The fairness opinion recites a litany of various documents relied on by BT Wolfensohn in rendering the fairness opinion, including "certain internal analyses and other information furnished to it by Alumax and the Acquirer and/or their respective advisers." Yet none of this information is provided to shareholders or accounted for in the fairness opinion.

          19. Furthermore, neither the 14D-9 nor the fairness opinion contains a discussion of the various financial analysis presumably performed by BT Wolfensohn. The 14D-9 and the fairness opinion are silent with respect to what valuation methodologies were employed by BT Wolfensohn in rendering its fairness opinion. Accordingly, Alumax shareholders cannot determine from these materials whether there was any deviation from standardized investment banking practices and what the intrinsic value of the shares is and why the proposed acquisition by Alcoa is preferable to other alternatives or is fair.

C.   The Absence of Projections or Information

     Regarding the Company's Prospects
     ---------------------------------

          20. The 14D-1 fails to provide any information about the Company's prospects for growth and profitability, despite the fact that Alcoa undoubtedly was given access to confidential financial information and forecasts. Moreover, this deficiency is not cured by the 14D-9, which contains no projections or other information about the Company's prospects and anticipated growth and profitability. This information is vital to the ability of Alumax shareholders to properly evaluate Alcoa's offer, but has not been disclosed to Alumax shareholders.


                         THE INDIVIDUAL DEFENDANTS HAVE
                      SUBSTANTIAL CONFLICTS WITH THE CLASS
                      ------------------------------------

          21. The merger agreement creates disabling conflicts of interest by conferring extraordinary benefits on the management of Alumax. Defendant Born and 18 members of senior management have been rewarded with employment agreements and enhanced termination benefits which increase the lump sum cash payment due to the executive from 1.5 to 3 times the officers' annual and full year bonuses in the case of termination. Furthermore, the 14D-9 fails to disclose any detailed or meaningful information about these employment agreements with Alumax's senior management.


                  DEFENDANTS HAVE FAILED TO ACT IN AN INFORMED
                    MANNER AND TO MAXIMIZE SHAREHOLDER VALUE
                    ----------------------------------------

          22. By entering into the Merger agreement with Alcoa, the Alumax Board has initiated a process to sell the Company which imposes heightened fiduciary responsibilities and requires enhanced scrutiny by the Court.
However, the terms of the proposed transaction were not the result of an auction process or active market check: they were arrived at without a full and thorough investigation by the Individual Defendants; and they are intrinsically unfair and inadequate from the standpoint of the Alumax shareholders.

          23. The Individual Defendants failed to make an informed decision, as no market check of the Company's value was obtained. In agreeing to the Merger, the Individual Defendants failed to properly inform themselves of Alumax's highest transactional value.

          24. The Individual Defendants have violated their fiduciary duties owed to the public shareholders of Alumax. The Individual Defendants' agreement to the terms of the transaction, its timing, and the failure to auction the Company and invite other bidders, and defendants' failure to provide a market check demonstrate a clear absence of the exercise of due care and of loyalty to Alumax's public shareholders.

          25. The Individual Defendants' fiduciary obligations under these circumstances require them to:

               (a) Undertake an appropriate evaluation of Alumax's net worth as a merger/acquisition candidate; and

               (b) Engage in a meaningful auction with third parties in an attempt to obtain the best value for Alumax's public shareholders.

          26. The Individual Defendants have breached their fiduciary duties by reason of the acts and transactions complained of herein, including their decision to merge with Alcoa without making the requisite effort to obtain the best offer possible.

          27. Plaintiff and other members of the Class have been and will be damaged in that they have not and will not receive their fair proportion of the value of Alumax's assets and business, and will be prevented from obtaining fair and adequate consideration for their shares of Alumax common stock.

          28. The consideration to be paid to class members in the proposed Merger is unfair and inadequate because, among other things:

               (a) The intrinsic value of Alumax's common stock is materially in excess of the amount offered for those securities in the Merger giving due consideration to the anticipated operating results, net asset value, cash flow, and profitability of the Company;

               (b) The Merger price is not the result of an appropriate consideration of the value of Alumax because the Alumax Board approved the proposed Merger without undertaking steps to accurately ascertain Alumax's value through open bidding or at least a "market check mechanism"; and

               (c) By entering into the agreement with Alcoa, the Individual Defendants have allowed the price of Alumax stock to be capped, thereby depriving plaintiff and the Class of the opportunity to realize any increase in the value of Alumax stock.

          29. By reason of the foregoing, each member of the Class will suffer irreparable injury and damages absent injunctive relief by this Court.


                         ALCOA IS AN AIDER AND ABBETTOR
                         ------------------------------

          30. Alcoa has knowingly aided and abetted the breaches of fiduciary duty committed by the Individual Defendants. Alcoa has agreed to the employment agreements and enhanced severance packages for certain of Alumax's senior officers and directors to assure their agreement and cooperation in and to a transaction which will not maximize value for Alumax shareholders. Alcoa has so agreed to enable it to acquire Alumax at the lowest possible price although this favorable treatment has necessarily injected personal motives into the negotiations and compromised the undivided loyalty which the Individual Defendants owe to Alumax's public shareholders.

          31. Plaintiff and other members of the Class have no adequate remedy at law.

          WHEREFORE, plaintiff and members of the Class demand judg ment against defendants as follows:

          A. Declaring that this action is properly maintainable as a class action and certifying plaintiff as the representative of the Class;

          B. Preliminarily and permanently enjoining defendants and their counsel, agents, employees and all persons acting under, in concert with, or for them, from proceeding with, consummating, or closing the proposed transaction;

          C. In the event that the proposed transaction is consummated, rescinding it and setting it aside, or awarding rescissory damages to the Class;

          D. Awarding compensatory damages against defendants, individ ually and severally, in an amount to be determined at trial, together with pre-judg ment and post-judgement interest at the maximum rate allowable by law, arising from the proposed transaction;

          E. Awarding plaintiff its costs and disbursements and reasonable allowances for fees of plaintiffs counsel and experts and reimbursement of expenses; and

          F. Granting plaintiff and the Class such other and further relief as the Court may deem just and proper.
Dated:  March 18, 1998
                                    ROSENTHAL, MONHAIT, GROSS & GODDESS, P.A.
                                    By:
                                        -------------------------------------
                                        Suite 1401, Mellon Bank Center
                                        P.O. Box 1070
                                        Wilmington, DE  19899-1070
                                        (302) 656-4433
                                        Attorneys for Plaintiff

OF COUNSEL:

BERNSTEIN LIEBHARD & LIFSHITZ
274 Madison Avenue
New York, NY  10016
(2120 779-1414

                             CERTIFICATE OF SERVICE
                             ----------------------

     I, Norman M. Monhait, do hereby certify on this 18/th/ day of March, 1998 that I caused copies of the foregoing Notice of Filing and Amended Class Action Complaint to be served via hand delivery upon:

TO:  Alumax, Inc.                 Anthony W. Clark, Esquire
     All Individual Defendants    Skadden Arps Slate Meagher & Flom
     c/o Corporation Trust Co.    One Rodney Square
       1209 Orange Street         Wilmington, DE  19801
       Wilmington, DE  19801      Attorneys for Aluminum Co. of America



                                   _________________________________
                                          Norman M. Monhait